UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

111, Inc.**

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00005 per share

(Title of Class of Securities)

68247Q102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, each representing two Class A ordinary shares (“ADS”). No CUSIP has been assigned to the Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68247Q102

1.	Names of Reporting Persons ClearVue YW Holdings, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 18,348,192 Class A ordinary shares (2)

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 18,348,192 Class A ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,348,192 Class A ordinary shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.7% of Class A ordinary shares (or 11.1% of the total ordinary shares) (3)

12.	Type of Reporting Person (See Instructions) CO

(1)	This statement on Schedule 13G is filed by ClearVue YW Holdings, Ltd. (“ClearVue Holdings”), ClearVue Partners, L.P. (“ClearVue Fund I”), ClearVue Partners GP, L.P. (“ClearVue I GP”), ClearVue Partners Ltd. (“ClearVue I GPGP”) and Harry Chi Hui (“Hui”, collectively with ClearVue Holdings, ClearVue Fund I, ClearVue I GP and ClearVue I GPGP, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 11,100,646 Class A ordinary shares held by ClearVue Holdings and (ii) 3,623,773 ADSs (representing 7,247,546 Class A ordinary shares) held by ClearVue Holdings. ClearVue Holdings is wholly owned by ClearVue Fund I, and as such, ClearVue Fund I may exercise voting and dispositive power over these shares held by ClearVue Holdings. ClearVue I GP is the general partner of ClearVue Fund I, and as such, may exercise voting and dispositive power over the shares held by ClearVue Holdings by way of ClearVue Fund I and the shares held by ClearVue Fund I. ClearVue I GP GP is the general partner of ClearVue I GP, and as such, may exercise voting and dispositive power over the shares held by ClearVue Holdings and ClearVue Fund I by way of ClearVue I GP. Hui owns 60% of the equity interest in ClearVue I GPGP, and as such, may be deemed to share voting and dispositive power over the shares held by ClearVue Holdings and ClearVue Fund I.
(3)	The beneficial ownership percentage of Class A ordinary shares is calculated based on 93,353,402 outstanding Class A ordinary shares as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 30, 2021 (the “Issuer’s 20-F Filing”). The beneficial ownership percentage of the total ordinary shares is calculated based on 93,353,402 outstanding Class A ordinary shares and 72,000,000 outstanding Class B ordinary shares as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to fifteen votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by the Reporting Persons represent approximately 1.6% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 68247Q102

1.	Names of Reporting Persons ClearVue Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 18,349,200 Class A ordinary shares (2)

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 18,349,200 Class A ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,349,200 Class A ordinary shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.7% of Class A ordinary shares (or 11.1% of the total ordinary shares) (3)

12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 11,100,646 Class A ordinary shares held by ClearVue Holdings, (ii) 3,623,773 ADSs (representing 7,247,546 Class A ordinary shares) held by ClearVue Holdings, and (iii) 504 ADSs (representing 1,008 Class A ordinary shares) held by held by ClearVue Fund I. ClearVue Holdings is wholly owned by ClearVue Fund I, and as such, ClearVue Fund I may exercise voting and dispositive power over these shares held by ClearVue Holdings. ClearVue I GP is the general partner of ClearVue Fund I, and as such, may exercise voting and dispositive power over the shares held by ClearVue Holdings by way of ClearVue Fund I and the shares held by ClearVue Fund I. ClearVue I GP GP is the general partner of ClearVue I GP, and as such, may exercise voting and dispositive power over the shares held by ClearVue Holdings and ClearVue Fund I by way of ClearVue I GP. Hui owns 60% of the equity interest in ClearVue I GPGP, and as such, may be deemed to share voting and dispositive power over the shares held by ClearVue Holdings and ClearVue Fund I.
(3)	The beneficial ownership percentage of Class A ordinary shares is calculated based on 93,353,402 outstanding Class A ordinary shares as reported in the Issuer’s 20-F Filing. The beneficial ownership percentage of the total ordinary shares is calculated based on 93,353,402 outstanding Class A ordinary shares and 72,000,000 outstanding Class B ordinary shares as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to fifteen votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by the Reporting Persons represent approximately 1.6% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 68247Q102

1.	Names of Reporting Persons ClearVue Partners GP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 18,349,200 Class A ordinary shares (2)

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 18,349,200 Class A ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,349,200 Class A ordinary shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.7% of Class A ordinary shares (or 11.1% of the total ordinary shares) (3)

12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 11,100,646 Class A ordinary shares held by ClearVue Holdings, (ii) 3,623,773 ADSs (representing 7,247,546 Class A ordinary shares) held by ClearVue Holdings, and (iii) 504 ADSs (representing 1,008 Class A ordinary shares) held by held by ClearVue Fund I. ClearVue Holdings is wholly owned by ClearVue Fund I, and as such, ClearVue Fund I may exercise voting and dispositive power over these shares held by ClearVue Holdings. ClearVue I GP is the general partner of ClearVue Fund I, and as such, may exercise voting and dispositive power over the shares held by ClearVue Holdings by way of ClearVue Fund I and the shares held by ClearVue Fund I. ClearVue I GP GP is the general partner of ClearVue I GP, and as such, may exercise voting and dispositive power over the shares held by ClearVue Holdings and ClearVue Fund I by way of ClearVue I GP. Hui owns 60% of the equity interest in ClearVue I GPGP, and as such, may be deemed to share voting and dispositive power over the shares held by ClearVue Holdings and ClearVue Fund I.
(3)	The beneficial ownership percentage of Class A ordinary shares is calculated based on 93,353,402 outstanding Class A ordinary shares as reported in the Issuer’s 20-F Filing. The beneficial ownership percentage of the total ordinary shares is calculated based on 93,353,402 outstanding Class A ordinary shares and 72,000,000 outstanding Class B ordinary shares as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to fifteen votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by the Reporting Persons represent approximately 1.6% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 68247Q102

1.	Names of Reporting Persons ClearVue Partners Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 18,349,200 Class A ordinary shares (2)

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 18,349,200 Class A ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,349,200 Class A ordinary shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.7% of Class A ordinary shares (or 11.1% of the total ordinary shares) (3)

12.	Type of Reporting Person (See Instructions) CO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 11,100,646 Class A ordinary shares held by ClearVue Holdings, (ii) 3,623,773 ADSs (representing 7,247,546 Class A ordinary shares) held by ClearVue Holdings, and (iii) 504 ADSs (representing 1,008 Class A ordinary shares) held by held by ClearVue Fund I. ClearVue Holdings is wholly owned by ClearVue Fund I, and as such, ClearVue Fund I may exercise voting and dispositive power over these shares held by ClearVue Holdings. ClearVue I GP is the general partner of ClearVue Fund I, and as such, may exercise voting and dispositive power over the shares held by ClearVue Holdings by way of ClearVue Fund I and the shares held by ClearVue Fund I. ClearVue I GP GP is the general partner of ClearVue I GP, and as such, may exercise voting and dispositive power over the shares held by ClearVue Holdings and ClearVue Fund I by way of ClearVue I GP. Hui owns 60% of the equity interest in ClearVue I GPGP, and as such, may be deemed to share voting and dispositive power over the shares held by ClearVue Holdings and ClearVue Fund I.
(3)	The beneficial ownership percentage of Class A ordinary shares is calculated based on 93,353,402 outstanding Class A ordinary shares as reported in the Issuer’s 20-F Filing. The beneficial ownership percentage of the total ordinary shares is calculated based on 93,353,402 outstanding Class A ordinary shares and 72,000,000 outstanding Class B ordinary shares as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to fifteen votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by the Reporting Persons represent approximately 1.6% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 68247Q102

1.	Names of Reporting Persons Harry Chi Hui

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 18,349,200 Class A ordinary shares (2)

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 18,349,200 Class A ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,349,200 Class A ordinary shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.7% of Class A ordinary shares (or 11.1% of the total ordinary shares) (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 11,100,646 Class A ordinary shares held by ClearVue Holdings, (ii) 3,623,773 ADSs (representing 7,247,546 Class A ordinary shares) held by ClearVue Holdings, and (iii) 504 ADSs (representing 1,008 Class A ordinary shares) held by held by ClearVue Fund I. ClearVue Holdings is wholly owned by ClearVue Fund I, and as such, ClearVue Fund I may exercise voting and dispositive power over these shares held by ClearVue Holdings. ClearVue I GP is the general partner of ClearVue Fund I, and as such, may exercise voting and dispositive power over the shares held by ClearVue Holdings by way of ClearVue Fund I and the shares held by ClearVue Fund I. ClearVue I GP GP is the general partner of ClearVue I GP, and as such, may exercise voting and dispositive power over the shares held by ClearVue Holdings and ClearVue Fund I by way of ClearVue I GP. Hui owns 60% of the equity interest in ClearVue I GPGP, and as such, may be deemed to share voting and dispositive power over the shares held by ClearVue Holdings and ClearVue Fund I.
(3)	The beneficial ownership percentage of Class A ordinary shares is calculated based on 93,353,402 outstanding Class A ordinary shares as reported in the Issuer’s 20-F Filing. The beneficial ownership percentage of the total ordinary shares is calculated based on 93,353,402 outstanding Class A ordinary shares and 72,000,000 outstanding Class B ordinary shares as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to fifteen votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by the Reporting Persons represent approximately 1.6% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 68247Q102

Item 1.
	(a)	Name of Issuer 111, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3-4/F, No.295 ZuChongZhi Road, Pudong New Area, Shanghai, People’s Republic of China
Item 2.
(a)

Name of Person Filing

ClearVue YW Holdings, Ltd. (“ClearVue Holdings”)

ClearVue Partners, L.P. (“ClearVue Fund I”)

ClearVue Partners GP, L.P. (“ClearVue I GP”)

ClearVue Partners Ltd. (“ClearVue I GPGP”)

Harry Chi Hui (“Hui”)

(collectively, the “Reporting Persons”)

(b)

Address of Principal Business Office or, if none, Residence

The address of each of ClearVue YW Holdings, Ltd., ClearVue Partners, L.P., ClearVue Partners GP, L.P. and ClearVue Partners Ltd.is:

Harneys Fiduciary (Cayman) Limited

4th Floor, Harbour Place, 103 South Church Street,

P.O. Box 10240, Grand Cayman KY1-1002,

Cayman Islands

The address of Harry Chi Hui is:

Unit 902, No.1717, West Nanjing Road,

Shanghai, China

(c)

Citizenship

ClearVue YW Holdings, Ltd.: Cayman Islands

ClearVue Partners, L.P.: Cayman Islands

ClearVue Partners GP, L.P.: Cayman Islands

ClearVue Partners Ltd.: Cayman Islands

Harry Chi Hui: Hong Kong

	(d)	Title of Class of Securities Class A Ordinary Shares, par value US$0.00005 per share
(e)

CUSIP Number

There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 68247Q102 has been assigned to the ADSs of the Issuer, which are quoted on The Nasdaq Global Select Market under the symbol “YI.” Each ADS represents two Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of Class A ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021:

Reporting Persons	Ordinary Shares Held Directly (1)	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class A Ordinary Shares(1)(6)	Percentage of Total Ordinary Shares (1)(6)	Percentage of the Aggregate Voting Power(1)(6)
ClearVue YW Holdings, Ltd.	18,348,192	18,348,192	18,348,192	18,348,192	19.7%	11.1%	1.6%
ClearVue Partners, L.P. (2)	1,008	18,349,200	18,349,200	18,349,200	19.7%	11.1%	1.6%
ClearVue Partners GP, L.P. (3)		18,349,200	18,349,200	18,349,200	19.7%	11.1%	1.6%
ClearVue Partners Ltd.(4)		18,349,200	18,349,200	18,349,200	19.7%	11.1%	1.6%
Harry Chi Hui (5)		18,349,200	18,349,200	18,349,200	19.7%	11.1%	1.6%

(1)	Represents the number of Class A ordinary shares (including Class A ordinary shares represented by ADSs) directly held by the Reporting Persons as of December 31, 2021.
(2)	ClearVue Holdings is wholly owned by ClearVue Fund I, and as such, ClearVue Fund I may exercise voting and dispositive power over the shares held by ClearVue Holdings.
(3)	ClearVue I GP is the general partner of ClearVue Fund I, and as such, may exercise voting and dispositive power over the shares held by ClearVue Fund I and the shares held by ClearVue Holdings by way of ClearVue Fund I.
(4)	ClearVue I GP GP is the general partner of ClearVue I GP, and as such, may exercise voting and dispositive power over these shares held by ClearVue Fund I and ClearVue Holdings by way of ClearVue I GP.
(5)	Hui owns 60% of the equity interest in ClearVue I GPGP, and as such, may be deemed to share voting and dispositive power over the shares held by ClearVue Holdings and ClearVue Fund I.
(6)	The Reporting Persons in the aggregate beneficially own 19.7% of the outstanding Class A ordinary shares, 11.1% of the total outstanding ordinary shares and 1.6% of the aggregate voting power. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. Each of the Reporting Persons may be deemed to beneficially own the percentage of Class A ordinary shares listed above which is calculated based on 93,353,402 outstanding Class A ordinary shares as reported in the Issuer’s 20-F Filing. Each of the Reporting Persons may be deemed to beneficially own the percentage of the total ordinary shares listed above which is calculated based on 93,353,402 outstanding Class A ordinary shares and 72,000,000 outstanding Class B ordinary shares as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to fifteen votes, voting together as one class. Accordingly, and based on the foregoing, each of the Reporting Persons may be deemed to beneficially own the percentage of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer listed above. Each ordinary share (Class A ordinary share or Class B ordinary share) has a par value of US$0.00005.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

Exhibits:

Exhibit I:	Joint Filing Agreement by and among ClearVue YW Holdings, Ltd, ClearVue Partners, L.P., ClearVue Partners GP, L.P., ClearVue Partners Ltd. and Harry Chi Hui (incorporated by reference to Exhibit I to the Schedule 13G filed with the U.S. Securities and Exchange Commission by the Reporting Persons on February 11, 2019)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

ClearVue YW Holdings, Ltd.

By:	/s/ William Chen
Name:	William Chen
Title:	Director

ClearVue Partners, L.P.

By: ClearVue Partners GP, L.P.

By: ClearVue Partners Ltd.

By:	/s/ William Chen
Name:	William Chen
Title:	Director

ClearVue Partners GP, L.P.

By: ClearVue Partners Ltd.

By:	/s/ William Chen
Name:	William Chen
Title:	Director

ClearVue Partners Ltd.

By:	/s/ William Chen
Name:	William Chen
Title:	Director

/s/ Harry Chi Hui
Harry Chi Hui